SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to _________________________

Commission file number 0-24425

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620

King Pharmaceuticals, Inc.
401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Index
December 31, 2004 and 2003

Note: Other schedules required by 29 CFR 2520.130-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
June 14, 2005

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$76,981,054	$60,193,500
Accrued income	45,572	24,668
Cash	18,649	620,112

Total assets	77,045,275	60,838,280
Liabilities
Accrued administrative expenses	19,825	6,823

Total liabilities	19,825	6,823

Net assets available for plan benefits	$77,025,450	$60,831,457

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

Additions to net assets attributed to
Net appreciation in fair value of investments	$7,524,709
Participant contributions	11,178,809
Employer contributions	4,956,008
Transfer from other plan	1,169,180
Dividend and interest income	78,739

Total additions	24,907,445

Deductions from net assets attributed to
Benefits paid	8,684,556
Administrative expenses	28,896

Total deductions	8,713,452

Net increase in net assets	16,193,993
Net assets available for benefits
Beginning of year	60,831,457

End of year	$77,025,450

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

1.     Description of Plan

The following description of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or the summary plan description for a more complete description of the Plan’s provisions.

Description of Plan Sponsor
 King Pharmaceuticals, Inc. (the “Company”) was incorporated in the State of Tennessee in 1993. Its wholly owned subsidiaries are Monarch Pharmaceuticals, Inc.; King Pharmaceuticals Research and Development, Inc.; Meridian Medical Technologies, Inc; Parkedale Pharmaceuticals, Inc.; King Pharmaceuticals of Nevada, Inc.; and Monarch Pharmaceuticals, Ireland Limited.

General
The Plan is a defined contribution plan, established by the Company as of January 1, 1994, under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all employees who have completed a minimum of one hour of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participation in the plan is voluntary. Active participants can contribute up to 100% of earnings to the Plan in accordance with Internal Revenue Code Section 402(g). In 2004, each participant’s deferral contributions to the Plan was limited to the IRS 2004 maximum of $13,000. Participants can direct the investments of the contributions into various investment options offered by the Plan.

Catch-up contributions, as defined by IRC Section 414(v), are allowed under the Plan document. The contributions were limited to $3,000 in 2004 by the IRC. After-tax contributions are not allowed under the Plan document. Rollovers into the Plan from 401(a) tax qualified plans and conduit IRAs are allowed.

The Company elected to match a portion of the participants’ eligible contributions for the Plan year. For 2004, the Company matched 100% of employee deferrals up to 4% of eligible compensation.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 3 years of credited service. A credited year of service is defined as 1,000 hours worked in a calendar year.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2004 and 2003

     Investment Options

     The Plan provided participants fourteen investment options as of December 31, 2004:

Artisan International Fund
Artisan Midcap Fund
Dreyfus Small Cap Stock Index
Fenimore Asset Management Value Fund
Growth Fund of America Class R5
Harbor International Fund
Pacific Investment Management Company Low Duration Institutional Fund
Pacific Investment Management Company Real Return Institutional Fund
Pacific Investment Management Company Total Return Institutional Fund
Schwab Retirement Money Market
Vanguard Equity Income Fund
Vanguard Index 500 Portfolio
Vanguard Intermediate – Term Bond Index Fund
Vanguard Midcap Index Fund

     The Plan provided participants fifteen investment options as of December 31, 2003:

Artisan International Fund
Artisan Midcap Fund
Dreyfus Small Cap Stock Index
Fenimore Asset Management Value Fund
Harbor International Fund
King Pharmaceuticals, Inc. Common Stock
MFS Massachusetts Investors Growth Stock Fund
Pacific Investment Management Company Low Duration Institutional Fund
Pacific Investment Management Company Real Return Institutional Fund
Pacific Investment Management Company Total Return Institutional Fund
Schwab Retirement Money Market
Vanguard Equity Income Fund
Vanguard Index 500 Portfolio
Vanguard Intermediate – Term Bond Index Fund
Vanguard Midcap Index Fund

Participant Accounts
Participant accounts are credited for participant contributions, employer contributions, fund transfers or loan repayments with units representing interests in investment funds. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. The benefit to which a participant is entitled is the number of units in the participant’s account multiplied by the appropriate unit values on the valuation date, limited to the amount which can be provided from the participant’s vested account.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2004 and 2003

Participant Loans Receivable
Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan repayment term is for a period not to exceed 5 years (or not to exceed 10 years if the purpose of the loan is to acquire a primary residence). Participant loans of $998,722 are included in investments in the accompanying financial statements. The loans are secured by the balance in the participant’s accounts and bear interest at a rate of Prime plus 1% established at the origination date of the loan. Interest rates on outstanding loans range from 5.0% to 10.5% as of December 31, 2004 and 2003. Interest earned on principal loans receivable is allocated directly to a participant directed fund. Principal and interest are paid through payroll deductions. Participant loans are stated at cost, which approximates fair value.

Benefit Payments
Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment or as installment payments over a fixed period of time and are recorded when paid.

Forfeitures
Forfeited nonvested accounts are used to reduce future employer contributions. The cumulative forfeitures balances available for use at December 31, 2004 and 2003 were $263,449 and $171,199, respectively.

Employer contributions were reduced by $171,373 and $123,194 in 2004 and 2003, respectively, by forfeited nonvested accounts.

2.     Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis and in accordance with generally accepted accounting principles in the United States of America.

Investment Valuation and Income Recognition
In 2004, the Plan invested in mutual funds, money market funds, and a, for a portion of the year, common stock. These investments are valued at fair market value based on the last sales price or, if no sale occurred on that date, at the closing bid price.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Realized gains and losses are recognized when securities are sold. The average cost method is used in determining the costs of the securities sold.

Use of Estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2004 and 2003

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest and the form and timing of payment will be as determined under the Plan at the time of Plan termination.

Administrative Costs
Personnel and facilities of the Plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds and other investment securities. All investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.     Tax Status

No determination letter has been received for the Plan as it operates under a prototype document. The IRS issued an opinion letter for the prototype on June 30, 2004 stating that the form of the prototype is acceptable under section 401 of the IRC for use by employers for the benefit of their employees. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company’s ERISA counsel is not aware of any defects with respect to the design or operation of the Plan. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2004 and 2003

4.     Investments

The following is a summary of investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	Fair Value
	December 31,
	2004	2003
Artisan International Fund	$8,678,930	$6,703,513
Fenimore Asset Management Value Fund	6,155,599	3,966,070
Growth Fund of America Class R5	6,007,487	—
King Pharmaceuticals, Inc. Common Stock	—	4,145,341
MFS Mass Investors Growth Stock C1 A	—	4,493,073
Pacific Investment Management Company Total Return Fund Institutional Class	5,745,276	4,456,447
Schwab Money Market Fund	9,486,902	8,169,607
Vanguard Equity Income Fund	10,960,712	7,984,612
Vanguard Index Trust 500 Portfolio	14,595,930	10,922,309
Other	15,350,218	9,352,528

	$76,981,054	$60,193,500

The Company’s common stock ceased to be an option for participants on June 30, 2002 and all participants in the Plan were required to have divested their investments in the Company’s common stock as of March 31, 2004.

5.     Related Party Matters

At December 31, 2004 and 2003, the Plan held investments in funds co-managed by First Tennessee National Association (“First Tennessee”). The Plan also contracted with First Tennessee for trustee services. The fair value of the investments in the funds at December 31, 2004 and 2003 was $76,981,054 and $60,193,500, respectively.

The Charles Schwab Trust Company (“Schwab”), who is also the custodian of the Plan, manages one of the investment options.

During 2004, the Plan purchased 515 shares of King Pharmaceuticals, Inc. common stock at a cost of $8,945. The Plan sold 224,666 shares of the same common stock, for $3,852,719.

A class action complaint was filed in the United States District Court for the Eastern District of Tennessee under ERISA. As amended, the complaint alleges that the Company and certain of its executive officers, former executive officers, directors, former directors and an employee of the Company violated fiduciary duties that they allegedly owed the Plan’s participants and beneficiaries under ERISA. The Company filed a motion to dismiss the ERISA action on March 5, 2004. On February 4, 2005, the court granted the Company’s motion to dismiss this action. The plaintiffs have not filed an appeal to the dismissal.

Supplemental Schedule

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year) Form 5500, Schedule H, line 4(i)
As of December 31, 2004

a. Party			c. Description of investment, including
in		b. Identity of issuer, borrower,	maturity date, rate of interest, collateral,
interest		lessor or similar party	par or maturity value	e. Current Value
		Artisan International Fund	Mutual Fund- 392,002 shares	$8,678,930
		Artisan Midcap Fund	Mutual Fund- 80,353 shares	2,375,219
		Dreyfus Small Cap Stock Index	Mutual Fund- 110,066 shares	2,235,443
		Fenimore Asset Management Value Fund	Mutual Fund- 131,953 shares	6,155,599
		Growth Fund of America Class R5	Mutual Fund- 219,492 shares	6,007,487
		Harbor International Fund	Mutual Fund- 77,263 shares	3,299,138
		Pacific Investment Management Company Low-Duration Fund Inst. Class	Mutual Fund- 62,500 shares	637,504
		Pacific Investment Management Company Real Return Fund Inst. Class	Mutual Fund- 261,017 shares	2,999,084
		Pacific Investment Management Company Total Return Fund Class	Mutual Fund- 538,451 shares	5,745,276
		Vanguard Equity Income Fund	Mutual Fund- 466,413 shares	10,960,712
		Vanguard Mid Cap Index Fund	Mutual Fund- 60,434 shares	945,190
		Vanguard Index Trust 500 Port	Mutual Fund- 130,741 shares	14,595,930
		Vanguard Intermediate-Term Bond Fund	Mutual Fund- 174,150 shares	1,859,918

				66,495,430
	*	Schwab Money Market Fund	Money Market Fund- 9,486,902 shares	9,486,902

		Participant Loans	Interest rates of 5.0% to 10.5%	998,722

				$76,981,054

		Column (d) is omitted for participant-directed investments.
		* Represents party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Date: June 28, 2005

/s/ Brian A. Markison Brian A. Markison President and Chief Executive Officer

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm